Exhibit 99.1

News Release

Stantec announces planned retirement of CFO, Dan Lefaivre and names

Theresa Jang as incoming CFO

EDMONTON, AB; NEW YORK, NY (August 23, 2018) TSX, NYSE: STN

Stantec announced today that following a successful 10-year tenure as the Company’s executive vice president and chief financial officer (CFO), Dan Lefaivre will retire from the CFO role, effective December 31, 2018 as part of a planned executive leadership succession strategy.

The firm also announced today that Theresa Jang will join Stantec on September 10, 2018 as executive vice president; she will take on the CFO role effective January 1, 2019. Jang will report to Gord Johnston, Stantec president and chief executive officer. To ensure a smooth transition, Lefaivre will remain with the firm until the end of Q1, 2019.

Demonstrated Financial Leadership

With more than 25 years of experience, Jang has an extensive background in the areas of finance, corporate governance and people leadership. She has performed and led a wide range of roles including audit, controllership, long-range planning, treasury, mergers and acquisitions, and investor relations. She also brings considerable experience in capital markets, compliance, financial reporting, and enterprise risk management.

Jang was previously the CFO of Veresen Inc., a publicly traded energy infrastructure company based in Calgary, Alberta. During her tenure at Veresen, she played a key role in the development and execution of corporate strategy that saw Veresen’s enterprise value grow from $3 billion in 2006 to almost $10 billion in 2017. As CFO, she led the raising of over $4 billion through the bank, debt, and equity capital markets to fund Veresen’s growth activities.

Jang began her career at Ernst & Young, followed by positions at TransCanada Corporation and Veresen Inc. She was recently appointed to the Board of Directors for Bonavista Energy Corporation and will retain that position after joining Stantec. She holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Professional Accountant.

“We are very pleased that Theresa has agreed to join Stantec,” said Gord Johnston. “Her appointment and this CFO transition are timely milestones in an executive leadership succession strategy we’ve been working on for several years. Our company has grown considerably in the past several years and she has the demonstrated achievements, strategic acumen, financial expertise, capital market understanding, and people-focused leadership style to help us achieve our long-term strategic objectives as the global company we’ve become.”

“I’m delighted to join the Stantec team and I look forward to contributing to the Company’s ongoing success,” said Jang. “I also look forward to building on Dan’s considerable legacy of creating value for shareholders, clients, and employees.”

A Legacy to Build Upon

Dan Lefaivre joined Stantec in 1990 and was appointed CFO in January, 2009. In this role, he has been responsible for the financing of the Company and overall capital structure, financial reporting, management of corporate assets and risks, and engagement with the investment community. During his tenure, Lefaivre has contributed to some of Stantec’s most significant initiatives, including the implementation of Oracle, the introduction of a dividend, and financing the MWH Global acquisition, the largest in Stantec’s history.

Lefaivre was nominated five times for the Best Investor Relations by a CFO (mid-cap) award by IR Magazine Canada and won three times, most recently in 2017. He was also named a 2015/2016 Canadian TopGun CFO in the Industrials sector by Brendan Wood International.

“Dan has played a crucial role in driving growth across Stantec during his tenure as CFO, as well as being a vital part of the development and execution of our Strategic Plan,” said Johnston. “Dan developed a very strong team of financial leaders across Stantec who serve as important business partners across our company. I personally want to thank Dan for being a trusted advisor throughout his Stantec career and I appreciate his role during this thoughtful, strategic transition taking place over the next several months.”

The investment community will be able to hear from Gord Johnston and Theresa Jang at Stantec’s Investor Day on June 12, 2019 at the Company’s new headquarters in Edmonton, Alberta.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind